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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LANDAAS & COMPANY, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

411 E WISCONSIN AVE STE 2000
(No. and Street)

MILWAUKEE	WI	53202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KYLE TETTING	414-223-1099	KTETTING@LANDAAS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 W WACKER DRIVE 6TH FLOOR	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

12/17/2009	3968
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KYLE TETTING, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LANDAAS & COMPANY, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
PRESIDENT AND CHIEF RESEARCH OFFICER

RYAN D HOFFMAN
NOTARY PUBLIC
STATE OF WISCONSIN

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LANDAAS & COMPANY, LLC

Milwaukee, Wisconsin

FINANCIAL STATEMENT

Including Report of Independent Registered Public Accounting Firm

December 31, 2024

Filed as a public document in accordance with rule 17a-5(d) under the Securities Exchange Act of 1934

LANDAAS & COMPANY, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm   1

Financial Statement

  Statement of Financial Condition   2

  Notes to the Financial Statement   3-9



Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance of
Landaas & Company, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Landaas & Company, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2024.

Chicago, Illinois
February 27, 2025

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland | Denver
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

LANDAAS & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

ASSETS

Cash and cash equivalents	$	1,034,570
Deposit with clearing broker/dealer		100,000
Equity securities, at fair value		82,056
Accounts receivable - broker/dealer		383,061
Accounts receivable - other		1,340
Commissions receivable		612,318
Prepaid expenses		137,031
Furniture, equipment and leasehold improvements, net		301,495
Right-of-use assets		842,769
TOTAL ASSETS	$	3,494,640

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	59,202
Accrued compensation and benefits		741,085
Accrued tax distributions		467,444
Lease liabilities		1,144,971
TOTAL LIABILITIES		2,412,702
MEMBERS' EQUITY		1,081,938
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,494,640

The accompanying notes are an integral part of this statement.

NOTE 1 - Organization and Nature of Operations

Landaas & Company (the "Company") was incorporated under the laws of the State of Wisconsin on July 20, 1989. The Company was converted to a limited liability company (LLC) on March 15, 2019, primarily managed by RWL Holdings, Inc, an S-Corp, and operates its business from its office in Milwaukee. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company's business activities include securities brokerage, investment advisory, and asset management services.

The Company has two classes of membership interest, .01 Class A membership units and .99 Class B membership units. Class A membership rights and privileges include voting rights. Class B membership right and privileges include non-voting rights. All membership units have the right to the pro-rata share of the Company's earnings and losses.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "1934 Act") and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as customarily kept by a clearing broker/dealer.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Presentation and use of estimates

The accompanying financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains cash balances at an FDIC insured commercial bank that may, at times, exceed federally insured limits.

Equity Securities

Equity securities transactions are recorded on the trade date and are reported at fair value as determined by market quotes with any unrealized gains or losses being recognized as unrealized gains on equity securities.

Accounts Receivable – Broker Dealer

The Company clears all its customers' transactions through another broker dealer on a fully disclosed basis. Based on the terms and conditions of the Company's agreement with its clearing broker dealer, the amount receivable from the clearing broker dealer represents cash on hand with the clearing broker dealer.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Accounts Receivable – Other

Accounts Receivable - Other consists of expenses and due from various vendors.

Commissions Receivable

Commissions receivable consists of commissions, mutual fund service, and insurance revenue that has been recognized but not yet received. The Company has evaluated the presentation requirements related to ASC 326-20, *Financial Instruments – Credit Losses* which requires the Company to estimate expected credit losses over the life of its financial assets. Management considers receivables to be fully collectible due to the collection of related receivables occurring in a short period of time. The Company has determined that an allowance for credit losses is not required.

Furniture, equipment and leasehold improvements, net

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated by straight-line and accelerated methods over the estimated useful life of the asset, which generally ranges from three to ten years. The useful life of leasehold improvement assets is determined using the length of the lease term as this is shorter than the asset life.

Leases

The Company accounts for its leases in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 842, Leases. The Company is a lessee in non-cancellable operating leases for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and right-of-use (ROU) asset at the commencement date of the lease.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis. Investment advisory fees are generally computed as a percentage of assets under management and recognized as earned. Fees for providing investment advisory services are computed and billed in accordance with the provisions of the applicable investment management agreements. See Note 3 – Revenue from Contracts with Customers.

Subsequent Events

The Company has evaluated the impact of all subsequent events through February 27, 2025, the date the Company's financial statement were available to be issued and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statement.

Income Taxes

The members of the Company have elected to treat the Company as a partnership under provisions of the Internal Revenue Code. Under such provisions, the Company is generally not subject to federal or state income taxes. The tax basis income or loss of the Company is reported on the personal income tax returns of its members.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Income Taxes (cont.)

As of December 31, 2024, the Company had no uncertain tax positions. The Company files U.S. Federal and Wisconsin income tax returns. The Company's U.S. Federal income tax returns for the years ended December 31, 2020 and prior and Wisconsin income tax returns for the years ended December 31, 2019 and prior, are no longer subject to examination by tax authorities.

FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reporting segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024.

NOTE 3 – Revenue from Contracts with Customers

The Company is a registered investment advisor and introducing broker/dealer providing asset management and brokerage services primarily to retail customers.

Performance Obligations
Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Investment advisory fees

The Company provides investment advisory services daily. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a pre-determined percentage applied to the customer's assets under management at the previous quarter-end. Fees are received quarterly and are recognized as revenue over time as they relate to the services provided in that period, which are distinct from the services provided in other periods. On December 31, 2024, there was no unearned revenue.

NOTE 3 – Revenue from Contracts with Customers (cont.)

Commission revenue

The Company earns commissions from mutual fund companies at a point in time when the Company's clients purchase securities. The Company may also earn commissions when clients sell securities. The commission earned varies on the type of security, the amount of the purchase, and the client's existing balance at that fund company. Commissions from securities transactions are recognized on a trade-date basis.

Mutual fund service fees

Mutual fund service fees are earned from fund companies to compensate the Company for its marketing and distribution efforts. Mutual fund service fees are asset-based fees that are determined by the amount of client assets invested in the fund. Revenue is recognized over time as the performance obligation to provide stockholder services is satisfied.

Insurance commissions

Insurance commissions are derived from the sale of insurance products to clients. The insurance company pays an asset-based commission on the renewal date, depending on an agreed upon frequency by the insurance company. Revenue is recognized at a point at the time if the policy is in force. No revenue is earned on policies not in force at the renewal date.

Contract Balances

The following table presents the balances of receivables related to contracts with customers, recorded in Commissions Receivable on the Statement of Financial Condition:

	As of December 31, 2024
Investment advisory fees	10,000
Commission revenue	11,497
Mutual fund service fees	419,687
Insurance comissions	171,134
	612,318

NOTE 4 - Fair Value of Financial Instruments

The Company applies guidance related to fair value measurements which establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and establishes a framework for measuring fair value.

The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

NOTE 4 - Fair Value of Financial Instruments (cont.)

Level 1 - Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as listed equities.

Level 2 - Fair value is based upon quoted prices for similar, but not identical, assets and liabilities in active markets, and other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.   This also includes quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data.

Level 3 - Fair value is based upon financial models using primarily unobservable inputs. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2024			
	Total	**Level 1**	**Level 2**	**Level 3**
Equity Securities	82,056	82,056	-	-

The Company holds an investment in the capital stock of NASDAQ, Inc., which is classified as an equity security. The stock of NASDAQ, Inc. is publicly traded on the New York Stock Exchange and is considered a Level 1 measurement.

NOTE 5 - Deposit with Clearing Broker/Dealer

The Company is dependent on its clearing broker/dealer, Pershing LLC ("Pershing"), a wholly owned subsidiary of the Bank of New York Mellon, for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3.

Pershing requires that the Company maintain a minimum deposit of $100,000.

NOTE 6 – Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2024:

Furniture and fixtures	519,238
Office equipment	399,072
Leasehold improvements	421,614
Total	1,339,924
Less: Accumulated depreciation	(1,038,429)
Net	301,495

NOTE 7 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the 1934 Act. As a member firm of FINRA, the Company is subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. FINRA may also prohibit a member firm from withdrawing equity capital or paying cash distributions if the resulting net capital ratio would exceed 10 to 1 or be less than 120% of the minimum capital required.

As of December 31, 2024, the Company had net capital of $481,361, which was $386,624 in excess of its required net capital of $94,737. The Company's ratio of aggregate indebtedness to net capital was 2.95 to 1 as of December 31, 2024.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and complied with these requirements as of December 31, 2024.

NOTE 8 - Off-Balance-Sheet Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers of the Company and is responsible for the execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers or the clearing broker/dealer may be unable to fulfill their contractual commitments wherein the Company may incur losses to satisfy the obligations to its customers or the clearing broker/dealer. The Company seeks to minimize this risk through procedures designed to monitor (i) the creditworthiness of its customers and the clearing broker/dealer and (ii) that customer transactions are executed properly by the clearing broker/dealer.

NOTE 9 - Leases

Lease Commitments

In accordance with ASC 842, Leases, the Company's leases with terms longer than twelve months are recorded on the statement of financial condition. The Company leases office space and copiers which are all classified as operating leases. The lease for office space provides for increases in future minimum rental payments. The lease also includes real estate taxes and maintenance charges, which are excluded from the minimum lease payments.

Future minimum lease payments as of December 31, 2024 are as follows:

2025	283,533
2026	290,367
2027	293,621
2028	296,600
2029	98,920
Thereafter	-
Total future minimum lease payments	1,263,041
Less: imputed interest	118,070
Present value of future payments	$1,144,971

NOTE 9 – Leases (cont.)

Other information related to leases was as follows:

Weighted average remaining lease term (years):   6.3

Because we generally do not have access to the rate implicit in the lease, we utilize our incremental borrowing rate as the discount rate. The weighted average discount rate associated with our operating leases is 3.9% for 2024, which is determined using the prime rate at the inception date of the lease plus a premium.

NOTE 10 – Commitments and Contingencies

Contingent Liabilities

In the normal course of business, the Company has entered into agreements that include indemnification provisions. The Company has also agreed to indemnify its directors, officers, employees, and agents in certain situations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against us that have not yet occurred. However, the Company believes the risk of loss related to these agreements is remote.

NOTE 11 - Employee Benefit Plan

The Company has a defined contribution 401(k) savings plan (the "Plan") covering substantially all employees, under which it provides a discretionary matching contribution on employees' contributions subject to certain limitations.

NOTE 12 – Equity and Owner Distributions

The Company is a limited liability company that is taxed as a partnership. The members in the partnership consist of active members of the Company that receive distributions of the Company's net income. Each partner receives tax distributions that represent the taxes incurred as part of each member's ownership in the Company. These tax distributions include estimated state and federal income taxes on partnership income and one-half of Social Security and Medicare taxes on all compensation and income to the member. These distributions are provided on a quarterly basis using compensation data as well as the interim financial statement provided by the Company. Other distributions include discretionary distributions of partnership income that are provided on a quarterly basis. The total distributions for each quarter, which include both tax distributions and discretionary net income distributions, are provided on a pro-rata basis based on each member's ownership percentage of the Company.